UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Eargo, Inc.
(Name of the Issuer)

Eargo, Inc.
PSC Echo Parent LLC,
PSC Echo Merger Sub Inc.,
PSC Echo, LP,
PSC Echo GP, LLC
(Names of Persons Filing Statement)
Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)
Common Stock: 270087109
(CUSIP Number of Class of Securities)

William Brownie
Interim Chief Executive Officer and Chief Operating Officer
Eargo, Inc.
2665 North First Street, Suite 300
San Jose, California 95134
(650) 351-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Jason Freedman Walton Dumas Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111 (415) 315-6300	Tom Fraser Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	Oliver Smith Michael Gilson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION
This Amendment No. 4 (this “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Eargo, Inc. (“Eargo” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.0001 per share (the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) PSC Echo Parent LLC, a Delaware limited liability company (“Parent”), (iii) PSC Echo Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) PSC Echo, LP, a Delaware limited partnership and sole member of Parent (“PSC Echo”) and (v) PSC Echo GP, LLC, a Delaware limited liability company and general partner of PSC Echo (“PSC Echo GP”). Parent, Merger Sub, PSC Echo and PSC Echo GP are Filing Persons of this Transaction Statement because they are affiliates of the Company under the SEC rules governing “going-private” transactions.
This Transaction Statement relates to the Agreement and Plan of Merger, dated October 29, 2023, by and among the Company, Parent and Merger Sub (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, and on the terms set forth therein, Merger Sub has merged with and into the Company, with the Company as the surviving corporation (the “Merger”).

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Company’s definitive proxy statement, dated January 16, 2024 (the “Definitive Proxy Statement”), including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Definitive Proxy Statement and the appendices thereto.

Capitalized terms used but not expressly defined in this Final Amendment shall have the respective meanings given to them in the Definitive Proxy Statement.

This Final Amendment is being filed pursuant to Rule 13E-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement. Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged. This Final Amendment is being filed to reflect certain updates as reflected below.
Item 15.   Additional Information
(c)   Other Material Information.   The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On February 13, 2024, at the Special Meeting, Eargo’s stockholders voted to (i) approve the Merger Agreement Proposal, (ii) approve the Golden Parachute Proposal and (iii) approve the Adjournment Proposal.

All three proposals were approved by the requisite vote of the Company’s stockholders, including the Merger Agreement Proposal, which was approved by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Company Common Stock entitled to vote in accordance with the DGCL. Each record holder of Company Common Stock was entitled one (1) vote for each outstanding share of Company Common Stock owned of record on the Record Date.

On February 16, 2024, the parties filed a Certificate of Merger with the Office of the Secretary of State of the State of Delaware, pursuant to which the Merger became effective and Merger Sub was merged with and into Eargo, with Eargo continuing as the surviving corporation in the Merger. As a result of the Merger, Eargo became a wholly owned subsidiary of the PSC Stockholder.

At the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than certain excluded Shares pursuant to the terms of the Merger Agreement, were cancelled and extinguished and automatically converted into and thereafter represent the right to receive an amount in cash equal to $2.55 per Share, payable to the holder thereof, without interest, subject to and in accordance with the terms and conditions of the Merger Agreement.

As a result of the Merger, shares of Company Common Stock have ceased to trade on Nasdaq and became eligible for delisting from Nasdaq and termination of registration under the Exchange Act. Nasdaq has filed with the SEC a notification of removal from listing on Form 25 with respect to the delisting of Company Common Stock and deregistration under Section 12(b) of the Exchange Act. Eargo intends to file with the SEC a certification on Form 15 to deregister the shares of Company Common Stock under Section 12(g) of the Exchange Act and terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

On February 16, 2024, Eargo and the PSC Stockholder issued a joint press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to a Form 8-K filed by Eargo on February 16, 2024 and is incorporated by reference herein as Exhibit (a)(3).

Item 16.   Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of Eargo, Inc. (included in the Schedule 14A filed on January 16, 2024, and incorporated herein by reference) (the “Definitive Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(v)	E-mail to Employees, dated December 1, 2023 (incorporated by reference to Eargo, Inc.’s Form DEFA14A (filed December 1, 2023) (File No. 001-39616)).
(a)(2)(vi)	Definitive Additional Materials to the Proxy Statement of Eargo, Inc. (included in the Schedule 14A filed on February 7, 2024, and incorporated herein by reference).
(a)(3)	Press Release, dated February 16, 2024 (incorporated by reference to Exhibit 99.1 to Eargo Inc.’s Form 8-K (filed February 16, 2024) (File No. 001-39616)).
(a)(5)(i)	Press Release, dated October 30, 2023 (incorporated by reference to Exhibit 99.1 to Eargo, Inc.’s Form 8-K (filed October 30, 2023) (File No. 001-39616)).
(a)(5)(ii)	August 2023 Presentation (incorporated by reference to Exhibit 99.1 to Eargo, Inc.’s Form 8-K (filed August 10, 2023) (File No. 001-39616)).
(c)(i)	Opinion of Perella Weinberg Partners LP, dated October 29, 2023 (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).
(c)(ii)*	The Presentation of Perella Weinberg Partners LP to the Special Committee, dated October 19, 2023.
(c)(iii)*	The Presentation of Perella Weinberg Partners LP to the Special Committee, dated October 28, 2023.
(c)(iv)*	The Presentation of Perella Weinberg Partners LP to the Special Committee, dated October 29, 2023.
(d)(i)
Agreement and Plan of Merger, dated October 29, 2023 by and among Eargo, Inc., PSC Echo Parent LLC and PSC Echo Merger Sub Inc. (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(ii)	Voting and Support Agreement, dated as of October 29, 2023, by and among Eargo, Inc. and PSC Echo, LP (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).
(f)	Section 262 of the DGCL (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference).
(g)	Not Applicable.
107*	Filing Fee Table.

* Previously Filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EARGO, INC.

By:	/s/ William Brownie
Name: William Brownie
Title: Interim Chief Executive Officer and Chief Operating Officer

Date: February 16, 2024

 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PSC ECHO PARENT LLC

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

Date: February 16, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PSC ECHO MERGER SUB INC.

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

Date: February 16, 2024

 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PSC ECHO, LP

By: PSC Echo GP, LLC, its general partner

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

Date: February 16, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PSC ECHO GP, LLC

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

Date: February 16, 2024